October 12, 2006

Jeffrey Werbitt
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Acme Packet, Inc.
Registration Statement on Form S-1
File No. 333-134683

Dear Mr. Shuman:

        On behalf of our client, Acme Packet, Inc., a Delaware corporation (the "Company"), and in connection with the submission of Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-134683, of the Company (as amended, the "Registration Statement") on August 1, 2006, we submitted supplemental information (the "Supplemental Information") referenced in the letter dated August 1, 2006 in response to the comments of the staff of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated June 29, 2006 (the "Comment Letter").

        On behalf of the Company, we hereby inform the Commission that the Supplemental Information was submitted pursuant to Rule 418 of the Securities Act of 1933, as amended (the "Act") and therefore not filed with the Registration Statement.

        Should you wish to discuss the foregoing at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Keith Seidman, Chief Financial Officer of the Company at (781) 328-4410.

Very truly yours, /s/ Julio E. Vega Julio E. Vega
cc:
Anne H. Nguyen Parker, Securities and Exchange Commission
Andrew D. Ory, Acme Packet, Inc.
Keith Seidman, Acme Packet, Inc.
Matthew J. Cushing, Bingham McCutchen LLP
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP
Mark L. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP